Exhibit 99.(1)(xxxi)

LORD ABBETT INVESTMENT TRUST

AMENDMENT TO

DECLARATION AND AGREEMENT OF TRUST

The undersigned, being at least a majority of the Trustees of Lord Abbett Investment Trust, a Delaware statutory trust (the “Trust”) organized pursuant to a Declaration and Agreement of Trust dated August 16, 1993 (the “Declaration”), do hereby establish, pursuant to Section 5.3 of the Declaration, a new class of shares for one of the Trust’s series, Lord Abbett Ultra Short Bond Fund, such new class to be designated Class A1 of the series. Any variations as to purchase price, determination of net asset value, the price, terms and manner of redemption and special and relative rights as to dividends on liquidation, and conditions under which such series or class shall have separate voting rights, shall be as set forth in the Declaration or as elsewhere determined by the Board of Trustees of the Trust.

This instrument shall constitute an amendment to the Declaration and shall be effective July 23, 2019.

IN WITNESS WHEREOF, the undersigned have executed this instrument this 23rd day of May, 2019.

/s/ Douglas B. Sieg	/s/ James M. McTaggart
Douglas B. Sieg	James M. McTaggart

/s/ Eric C. Fast	/s/ Karla M. Rabusch
Eric C. Fast	Karla M. Rabusch

/s/ Evelyn E. Guernsey	/s/ Mark A. Schmid
Evelyn E. Guernsey	Mark A. Schmid

/s/ Julie A. Hill	/s/ James L.L. Tullis
Julie A. Hill	James L.L. Tullis

/s/ Kathleen M. Lutito
Kathleen M. Lutito